January 8, 2002

Ms. Christine Lennon, Partner

PricewaterhouseCoopers LLP

160 Federal Street

Boston, Massachusetts 02110

Dear Ms. Lennon:

On October 17, 2001, PricewaterhouseCoopers LLP resigned as the independent accountants of Preferred Income Opportunity Fund Incorporated (Commission File Number 811-06495).

In accordance with the requirements of item 304 of Regulation S-K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following:

  Effective October 17, 2001, PricewaterhouseCoopers LLP resigned as the independent accountants of Preferred Income Fund Incorporated.
  PricewaterhouseCoopers LLP's reports on the funds' financial statements for fiscal years ended in 2000 and 1999 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.
  During the funds' fiscal years ended in 2000 and 1999, and through October 17, 2001, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such years.

A copy of your letter will be filed with the Securities and Exchange Commission along with this letter as an exhibit to the fund's next Form N-SAR (in accordance with Sub-Item 102J of Form N-SAR).

Sincerely,

Robert T. Flaherty

Chairman of the Board
Preferred Income Opportunity Fund Incorporated